Exhibit 99.1

Canadian Satellite Radio Holdings Inc.
(the “Company”)
590 King Street West, Suite 300
Toronto, Ontario
M5V 1M3
July 11, 2011

VIA SEDAR
Alberta Securities Commission	Nova Scotia Securities Commission
Autorité des marchés financiers	Ontario Securities Commission
British Columbia Securities Commission	Prince Edward Island Securities Office
The Manitoba Securities Commission	Saskatchewan Financial Services Commission, Securities Division
New Brunswick Securities Commission	Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:           Sirius Canada Inc.
Pursuant to Section 4.10(2) of National Policy 51-102, please find enclosed the audited financial statements of Sirius Canada Inc. (the “Sirius Canada”) for the year ended November 30, 2010.

The Company is filing these financial statements in accordance with its continuous disclosure obligations which require that financial statements of Sirius Canada be filed for all annual and interim periods ending before the date of the combination transaction and after the date of the financial statements included in the Company’s information circular dated January 12, 2011 and prepared in connection with the combination transaction.

These annual financial statements have been prepared by the management of Sirius Canada and audited by Ernst & Young LLP (E&Y). Please note that E&Y are the auditor of Sirius Canada and not the auditor of the Company.

We trust the foregoing is satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned.

Yours truly,
CANADIAN SATELLITE RADIO HOLDINGS INC.
Per:	“Michael Washinushi”
Michael Washinushi
Chief Financial Officer